December 27, 2012

Via EDGAR

Ms. Karen Rossotto

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	Principal Funds, Inc. File Numbers. 033-59474, 811-07572 Post-Effective Amendment No. 118 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on November 27, 2012, with respect to post-effective amendment number 118 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the Commission on October 12, 2012, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment number 120).

Comments on the Prospectuses

Comment 1. In the Shareholder Fees table, for the Maximum Deferred Sales Charge (Load) line, change the current disclosure, which says “Maximum Deferred Sales Charge (Load) (as a percentage of dollars subject to charge)” to “Maximum Deferred Sales Charge (Load) (as a percentage of offering price)” or “Maximum Deferred Sales Charge (Load) (as a percentage of NAV)”.

Response: The Registrant will amend the current disclosure to state “Maximum Deferred Sales Charge (Load) (as a percentage of the offering price or NAV at the time Sales Load is paid, whichever is less).”

Comment 2. In the Annual Fund Operating Expenses tables, remove the heading that identifies the time period for the information.

Response: The Registrant will revise the disclosure as the Staff requested.

Comment 3. For all expense limit or fee waiver footnotes to Annual Fund Operating Expense tables, make sure that the contractual expense limit or fee waiver will be in effect for at least a year from the effective date of the prospectus. In the response letter, state there is no intent to terminate and no ability to recoup the expenses. If there is the ability to recoup the expenses, discuss it in the Annual Fund Operating Expenses tables’ footnotes.

Response: The Registrant confirms that all limits will be in place for a year from the effective date of the prospectus. The Registrant does not know of any intent to terminate the agreement, and there is no ability to recoup expenses.

Comment 4. In the Principal Investment Strategies language for the Diversified Real Asset Fund, add the word “companies” to the following sentence as noted: The Fund seeks to achieve its investment objective by allocating its assets among the following general investment categories: inflation-indexed bonds, securities of real estate companies, commodity index-linked notes, fixed-income securities, securities of natural resource companies, master limited partnerships (MLPs), publicly-listed infrastructure companies, and floating rate debt.

Response: The Registrant will revise the disclosure as the Staff requested.

Comment 5. In the Principal Investment Strategies language for the Diversified Real Asset Fund, state a percentage or a range of how much of the Fund’s assets will be committed to each of the investment strategies.

Response: The Registrant respectfully declines to make the requested change. The Registrant notes that Form N-1A does not require a registrant to provide such ranges. The Registrant will revise the disclosure to state that, except for its policy to concentrate in the real estate and energy/natural resources industries, the Registrant retains considerable latitude in allocating its assets.

Comment 6. In the Principal Investment Strategies for the Diversified Real Asset Fund, there is a statement that says, “A portion of the Fund’s assets may be invested in the real estate industry. Change the “may be” to “will.”

Response: The Registrant will revise the disclosure.

Comment 7. In the Principal Investment Strategies for the Diversified Real Asset Fund, there are statements that say a portion of the Fund’s assets “will be invested in” different asset classes. Change the statement to the present tense.

Response: The Registrant will revise the disclosure as the Staff requested.

Comment 8. In the Principal Investment Strategies for the Diversified Real Asset Fund, there is a sentence that states: “A portion of the Fund's assets currently will be invested in securities of all companies that primarily own, explore, mine, process or otherwise develop natural resources, or supply goods and services to such companies.” Is it true that this Fund will invest in securities of “all” companies of these types? Please confirm or revise the sentence accordingly.

Response: The Registrant will revise the sentence by deleting the word “all.”

Comment 9. In the Principal Investment Strategies for the Diversified Real Asset Fund, there is a sentence that states: “MLPs are engaged in the transportation, storage, processing, refining, marketing, production, or mining of natural resources.” Is this statement true for all MLPs or the MLPs in which this fund invests? Please confirm or revise the sentence accordingly.

Response: The sentence is true for MLPs generally and is included to inform the reader about MLPs. The Diversified Real Asset Fund invests in mid-stream MLPs. To clarify, the Registrant will revise the language as follows: “A portion of the Fund's assets is invested in MLPs. Generally, MLPs are engaged in the transportation, storage, processing, refining, marketing, production, or mining of natural resources. The Fund invests primarily in the mid-stream category of MLPs, which is generally comprised of pipelines used to gather, process, transport, and distribute natural gas, crude oil, and refined petroleum products.”

Comment 10. In the Principal Investment Strategies for the Diversified Real Asset Fund, there is a sentence that states: “A portion of the Fund’s assets may be invested in below-investment-grade or comparable unrated floating rate debt (also known as bank loans, syndicated loans, leveraged loans or senior floating rate interests).” Please add a reference to “junk”.

Response: The Registrant will revise the disclosure as requested.

Comment 11. In the Principal Risks disclosure for some of the funds, the following risk appears: “Derivatives Risk. Transactions in derivatives (such as options, futures, currency contracts, and swaps) may increase volatility, cause the liquidation of portfolio positions when not advantageous to do so and produce disproportionate losses.” If each of the instruments in the parenthetical is a principal investment strategy for the fund, mention them in the Principal Investment Strategies section. If not, revise the Principal Risk to mention only those that are principal risks.

Response: The Principal Investment Strategies section for each fund describes the derivative instruments each fund uses in pursuing its principal investment strategy. Registrant will revise the Derivatives Risk section to delete the duplicative reference to examples of derivative instruments that appears in the parenthetical.

Comment 12. In the Principal Risks disclosure for some of the funds, the following risk appears: “Equity Securities Risk. Equity securities (common, convertible preferred stocks and other securities whose values are tied to the price of stocks, such as rights, warrants and convertible debt securities) could decline in value if the issuer's financial condition declines or in response to overall market and economic conditions. A fund's principal market segment(s), such as large cap, mid cap or small cap stocks, or growth or value stocks, may underperform other market segments or the equity markets as a whole. Investments in smaller companies and mid-size companies may involve greater risk and price volatility than investments in larger, more mature companies.” If each of the instruments in the parenthetical is a principal investment strategy for the fund, mention them in the Principal Investment Strategies section. If not, revise the Principal Risk to mention only those that are principal risks.

Response: Registrant will revise the first sentence of the Equity Securities Risk section as follows: “The value of equity securities could decline if the issuer’s financial condition declines or in response to overall market and economic conditions.”

Comment 13. In the Principal Risks disclosure for some of the funds, the following risk appears: “Equity Securities Risk. Equity securities (common, convertible preferred stocks and other securities whose values are tied to the price of stocks, such as rights, warrants and convertible debt securities) could decline in value if the issuer's financial condition declines or in response to overall market and economic conditions. A fund's principal market segment(s), such as large cap, mid cap or small cap stocks, or growth or value stocks, may underperform other market segments or the equity markets as a whole. Investments in smaller companies and mid-size companies may involve greater risk and price volatility than investments in larger, more mature companies.” Please revise the disclosure so that there is a separate large cap, mid cap, and small cap risk.

Response: The registrant respectfully declines to make the requested change. We note that Form N-1A, General Instructions C.1 instructs registrants to use concise language, “as simple and direct as possible,” including “only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund” and to avoid legal and technical discussions as well as excessive detail.

Comment 14. In the Principal Risks disclosure for some of the funds, the following risk appears: “Leverage Risk. Leverage created by borrowing or certain types of transactions or investments, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may impair the fund’s liquidity, cause it to liquidate positions at an unfavorable time, increase volatility of the fund’s net asset value, or diminish the fund’s performance.” If each of the examples in the risk is a principal investment strategy for the fund, mention them in the Principal Investment Strategies section. If not, revise the Principal Risk to mention only those that are principal risks.

Response: The Registrant respectfully declines to make the requested change. The Principal Investment Strategies section for each fund describes the instruments, including derivative instruments, each fund uses in pursuing its principal investment strategy. That section, read in conjunction with the description of Leverage Risk, provides the reader with a simple, direct, clear and concise explanation of the risk presented by use of leverage, while avoiding excessive detail.

Comment 15. Some of the funds include Portfolio Duration Risk as a principal risk. If Portfolio Duration Risk is included as a principal risk, the Principal Investment Strategies should include an average or expected duration in the Principal Investment Strategies section. Also, consider adding a portfolio duration example.

Response: The Registrant respectfully declines to revise the disclosure because not every fund that includes Portfolio Duration Risk is managed to maintain a specific duration. The Additional Information About Investment Strategies and Risks – Fixed-Income Securities – Interest Rate Changes section includes a duration example.

Comment 16. In the Classes A, C, and P Shares prospectus, the Global Multi-Strategy Fund has 3 footnotes to the Annual Fund Operating Expenses table. Consider combining footnotes 2 and 3 into one footnote.

Response: The Registrant will revise the disclosure as requested.

Comment 17. In the Classes A, C, and P Shares prospectus, the Global Multi-Strategy Fund has 3 footnotes to the Annual Fund Operating Expenses table. In the footnote disclosing contractual expense limitations, what is excluded from the expense limitation?

Response: The Registrant will revise the disclosure to identify what is excluded from the expense limitation.

Comment 18. The following sentence appears in the Principal Investment Strategies disclosure for the Global Multi-Strategy Fund: “The Fund intends to engage in many derivative transactions to gain exposure to a variety of securities or attempt to reduce risk.” What is “many”? Can you give a percentage of the Fund’s assets that are dedicated to derivatives?

Response: Use of derivatives is a principal investment strategy for the Fund. The Registrant will revise the discussion to remove the implication that the use of derivatives is of greater significance to the Fund’s investment strategy than other principal investment strategies. The Registrant respectfully declines to state a percentage of Fund assets devoted to its derivatives strategy. We note that Form N-1A requires determination of a fund’s principal investment strategies by the weighing of a number of factors other than the percentage of assets devoted to the strategy (e.g. the strategy’s anticipated importance in achieving the Fund’s investment objectives, how the strategy affects the Fund’s potential risks and returns, the amount of the Fund’s assets expected to be placed at risk by the strategy, and the likelihood of the Fund’s losing some or all of those assets from implementing the strategy.).

Comment 19. The following sentence appears in the Principal Investment Strategies disclosure for the Global Multi-Strategy Fund: “The Fund intends to invest in securities that are tied economically to a number of countries throughout the world, including the U.S.; however, the Fund has no requirements as to the amount of its net assets that it invests in foreign securities.” How do you determine which securities are tied economically to a number of countries throughout the world? Please revise this disclosure so that it meets the criteria outlined in the adopting release of Rule 35d-1.

Response: Each sub-advisor to the fund determines whether securities it purchases for the fund “are tied economically to a number of countries throughout the world” by employing a number of factors generally utilized in the investment industry such as the percentage of revenues or earnings an issuer derives from business in a particular country.

The Registrant believes its current disclosure is accurate and responsive. The number of countries in which the Global Multi-Strategy Fund will invest, as well as the amount of the fund’s assets that are invested outside the U.S., will vary from time to time. The “Principal Investment Strategies” and “Principal Risks” sections discuss exposure to foreign investments in several places, including references to “a global range of investment opportunities”, currencies, emerging markets, a global macro strategy, emerging market risk and foreign securities risk. In the Statement of Additional Information, the list of non-fundamental investment restrictions states that the Global Multi-Strategy Fund may invest up to 100% of its assets in foreign securities. Depending on market conditions, the Global Multi-Strategy Fund intends to invest anywhere it can to get the best returns. To implement its strategy, the Global Multi-Strategy Fund will look throughout the world for its investments. Consistent with the definition of “global”, using the word “global” in the name of the Fund makes clear that the Fund will seek investments in many places, but does not suggest that the Fund is tied to any one particular region. See Merriam-Webster’s Collegiate Dictionary, 11th ed. 2005 at page 532 (“of, relating to, or involving the entire world: WORLDWIDE”).

The Registrant respects the Commission’s concerns regarding materially deceptive and misleading fund names; however, the Registrant believes such concern is misplaced here. The use of the word “global” for this fund aligns with the Commission’s published view of the word “global” as well as this Fund’s intended investment approach. See Rule 35d-1 Proposing Release in Investment Company Act Release No. 22530 (Feb. 27, 1997) (“For example, while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios. Among other things, the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” (Footnote omitted)).

Comment 20. The following sentence appears in the Principal Investment Strategies disclosure for the Global Multi-Strategy Fund: “Long/short equity may maintain overweights of industry exposures and also seeks to exploit pricing inefficiencies between related equity securities.” Please clarify this sentence.

Response: The Registrant will revise the disclosure.

Comment 21. The Global Multi-Strategy Fund includes “Active Trading Risk”, but the Fund did not include its portfolio turnover rate. If there is an expected portfolio turnover rate for the Fund, please state it.

Response: In the filing pursuant to Rule 485(b), the Fund will include a portfolio turnover rate.

Comment 22. Is there a general liquidity risk for the Global Multi-Strategy Fund or any of the other funds?

Response: Yes. The Registrant discloses it in the Additional Information About Investment Strategies and Risks section called “Liquidity Risk.”

Comment 23. In the Classes A, C, and P shares prospectus, for the Opportunistic Municipal Fund, delete footnote (1), which states “Other Expenses include: Interest Expense.”

Response: The Registrant will revise the disclosure as requested.

Comment 24. In the Principal Investment Strategies for the Opportunistic Municipal Fund, the following sentence appears: “Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in municipal obligations (securities issued by or on behalf of state or local governments and other public authorities).” State that the policy is fundamental. If the Fund can invest without limit in bonds that provide income subject to AMT, disclose that.

Response: The Registrant will revise its SAI disclosure to state that the Fund’s policy regarding investment in municipal obligations is fundamental. The Registrant will revise the Tax Considerations section of the Fund’s prospectus to state that a portion of the Fund’s distributions may be subject to federal alternative minimum tax.

Comment 25. Are the Opportunistic Municipal Fund’s investments in exchange-traded funds large enough to include acquired fund fees and expenses disclosure in the Annual Fund Operating Expenses table?

Response: No, per Item 3, Instruction 3(f)(i).

Comment 26. In the Opportunistic Municipal Fund’s Principal Risks, Inverse Floating Rate Investments are included. Note that inverse floating rate investments have imbedded leverage.

Response: The Registrant respectfully declines to revise the documents because this Fund includes Leverage Risk. See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”).

Comment 27. In the Opportunistic Municipal Fund’s Principal Risks, Leverage Risk is included. In that risk, reference inverse floating rate investments.

Response: The Registrant respectfully declines to revise the documents because this Fund includes a risk addressing inverse floating rate investments. See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”).

Comment 28. The Opportunistic Municipal Fund includes the following Tax Information in the summary section: “The Fund intends to distribute income that is exempt from regular federal and possibly some state income taxes. A portion of the Fund’s distributions may be subject to federal income taxes or to the federal alternative minimum tax. A portion of the Fund’s distributions likely will be subject to state income taxes depending on the state’s rules.” Is the intention to distribute income that is exempt from regular federal and some state income taxes too speculative to include the statement? Which states are at issue and how much of the distributions?

Response: The Registrant will revise the Tax information in the summary section.

Comment 29. The Preferred Securities Fund includes Industry Concentration Risk (Financial Services), which begins, “A fund….” Change this so that the risk language refers to “the fund” instead of “a fund.”

Response: The Registrant respectfully declines to revise the documents. The fact that Industry Concentration Risk (Financial Services) is included in the summary section for the Preferred Securities Fund makes clear that the Industry Concentration Risk (Financial Services) applies to the Preferred Securities Fund.

Comment 30. In the Classes A, C, and P shares prospectus, the Small-MidCap Dividend Income Fund Annual Fund Operating Expenses table includes a row for Acquired Fund Fees and Expenses. What gives rise to this? There is nothing in the Principal Investment Strategies section that suggests the Fund would have acquired fund fees and expenses.

Response: The Fund holds two business development corporations. Investing in business development corporations is not separately identified as a principal investment strategy because the investments do not meet criteria of a principal investment strategy set forth in Item 9(b)(1) Instruction 2.

Comment 31. The Principal Investment Strategies for the Small-MidCap Dividend Income Fund state that the Fund will invest in fixed-income securities. Specify the maturity of the fixed-income securities.

Response: The Registrant respectfully declines to revise the disclosure because the Small-MidCap Dividend Income Fund does not have a maturity target.

Comment 32. In the Principal Risks section for the Small-MidCap Dividend Income Fund, the following sentence appears: “The Fund may be an appropriate investment for investors who seek dividends to generate income or to reinvest for growth and who can accept fluctuations in the value of investments and the risks of investing in real estate investment trust securities and foreign securities.” Why limit the statement to real estate investment trust securities and foreign securities?

Response: The Registrant will expand the list of investments in that sentence.

Comment 33. In the introductory text to the Additional Information About Investment Strategies and Risks, clarify that the section applies to all funds in the prospectus. The following phrases are used: each fund, the fund, and a fund.

Response: The Registrant will revise the disclosure.

Comment 34. In the introductory text to the Additional Information About Investment Strategies and Risks, the following sentence appears: “The Board of Directors may change a Fund's objective or the investment strategies without a shareholder vote if it determines such a change is in the best interests of the Fund.” This is not true for the Opportunistic Municipal Fund. Please revise accordingly.

Response: The Registrant will make the requested change.

Comment 35. In the Additional Information About Investment Strategies and Risks – Bank Loans (also known as Senior Floating Rate Interests), include a reference to “junk” when referencing below investment grade.

Response: The Registrant will revise the disclosure.

Comment 36. In the Additional Information About Investment Strategies and Risks – Foreign Securities section, there is a definition for foreign securities. Include this definition in the summary section for all funds that invest in foreign securities as a principal investment strategy.

Response: The Registrant respectfully declines to revise the documents as requested. As noted, the foreign securities definition appears in the prospectus and does not need to be repeated. See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”).

Comment 37. The Additional Information About Investment Strategies and Risks section includes disclosure about Inverse Floating Rate Investments. Please explain how the Fund complies with section 18 requirements on segregation of assets.

Response: The Registrant will add the explanation.

Comment 38. The Additional Information About Investment Strategies and Risks section includes disclosure about Management Risk. The Management Risk has a sub-part for active management and passive management. However, in one of the prospectuses, no fund is passively managed. Why is this language relevant?

Response: The Registrant will remove the discussion about passive management from prospectuses that do not contain an index fund.

Comment 39. In the Tax Considerations section, the following language appears: “Generally, dividends paid by the Funds from interest, dividends, or net short-term capital gains will be taxed as ordinary income. Distributions properly designated by the Fund as deriving from net gains on securities held for more than one year are taxable as such (generally at a 15% tax rate), regardless of how long you have held your shares. For taxable years beginning before January 1, 2013, distributions of investment income properly designated by the Fund as derived from “qualified dividend income” will be taxed at the rates applicable to long-term capital gains.” If any investment income is considered return of capital, mention it.

Response: The Registrant does not intend to distribute return of capital dividends and does so only infrequently when circumstances make it unavoidable.

Comment 40. In the Appendix containing Related Performance of the Sub-Advisor, include the descriptor “substantially” with “similar” in reference to the client accounts earlier in the text than it currently appears.

Response: The Registrant will revise the disclosure as requested.

Comment 41. In the Appendix containing Related Performance of the Sub-Advisor, the following sentence appears: “If Edge's composite performance results were to be adjusted to reflect the fees and expenses of the Fund, the composite performance results shown would change.” Would the Fund’s fees and expenses make the performance results lower? If so, state that.

Response: Yes. The Registrant will revise the disclosure as requested.

Comment 42. In the Appendix containing Related Performance of the Sub-Advisor, the following sentence appears: “Some of the accounts included in the Edge composite may not be mutual funds registered under the Investment Company Act of 1940 (“1940 Act”).” Do no say “may not be”; be definitive.

Response: The Registrant will revise the disclosure as requested.

Comment 43. In the Appendix containing Related Performance of the Sub-Advisor, the following sentence appears: “The effect of taxes is not reflected in the composite performance information below because the effect would depend on each client's tax status.” Consider including this information as a parenthetical to the composite performance information in the table.

Response: The Registrant will revise the disclosure.

Comment 44. In the Appendix containing Related Performance of the Sub-Advisor, the table includes Average Annual Total Returns (through June 30, 2012). Are these calendar year returns?

Response: No. In the filing the Registrant submits pursuant to Rule 485(b), the performance will be as of September 30, 2012.

Comment 45. In the Appendix containing Related Performance of the Sub-Advisor, the table has blanks in some of the cells on the composite row. Why?

Response: The Registrant has Fund performance for those periods and shows that data for those time periods instead of the composite data.

Comment 46. In the Appendix containing Related Performance of the Sub-Advisor, the following sentence appears: “In the table above, “N/A” means not available.” Add to the end of that sentence “because the Fund didn’t exist at that time.”

Response: The Registrant will revise the disclosure as requested.

Comment 47. In the Class J shares prospectus, for the Bond Market Index Fund, the Annual Fund Operating Expenses table includes footnote 1, which states that certain other expenses of the fund increased. What other expenses increased? Describe them here or include a cross reference.

Response: In the filing the Registrant submits pursuant to Rule 485(b), the Registrant will remove the footnote because it will not be relevant then.

Comment 48. In the Class J shares prospectus, include in a footnote to the Shareholder Fees table, the duration of the applicability of the CDSC.

Response: The Registrant respectfully declines to make the requested change because the disclosure is not required. See Form N-1A Item 3, Instruction 2(a)(i) (using the word “may”).

Comment 49. In the Bond Market Index Fund Principal Risks section, the following risk appears: “Index Fund Investment Risk. More likely than not, an index fund will not provide investment performance that matches the index performance due to cashflows and the fees and expenses of the fund.” Explain how cashflows affect the fund’s ability to match performance.

Response: An index, by its nature, is always 100% invested. A mutual fund experiences daily cash flows. Occasionally those cashflows may not be wholly invested on the day they were received which could cause the portfolio to not fully participate in the performance that the index experienced that day.

Comment 50. In the Bond Market Index Fund Principal Risks section, add a principal risk for asset backed securities.

Response: The Registrant respectfully declines to add a principal risk for asset backed securities for the Bond Market Index Fund because investing in asset backed securities is not a principal investment strategy for the fund.

Comment 51. For the Blue Chip Fund, why measure large market capitalization companies using the Russell 1000 Growth Index instead of the S&P 500 Index? Is there industry support for this? The low range for the index, stated as $117 million, seems low for a large cap fund.

Response: We use this index because that is the index that the fund is managed against. The Russell indices are only reconstituted once per year, and a company that may have been large-cap at the beginning of the year could underperform to such an extent that it would no longer be considered large-cap. Additionally, the growth attributes of the index support the security quality desired. Please note that the market capitalization range included in the filing pursuant to Rule 485(b) is $743.1 million to $610.3 billion (as of September 30, 2012). There are other Blue Chip Funds that compare their performance against the Russell 1000 Growth Index as well.

Comment 52. Is the Blue Chip Fund subject to Rule 35d-1? If so, should the test be phrased differently? Do you need to define Blue Chip?

Response: The Blue Chip Fund is subject to Rule 35d-1 and we believe the current disclosure complies with the Rule. Footnote 43 to the Rule 35d-1 adopting release states, “…an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The prospectus clearly states that, “[u]nder normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies with large market capitalizations (those with market capitalizations similar to companies in the Russell 1000 Growth® Index (as of September 30, 2012, this range was between approximately $743.1 million and $610.3 billion) at the time of purchase.” We believe such disclosure meets the criteria outlined in the Rule 35d-1 adopting release.

Comment 53. In the Principal Investment Strategies for the Global Opportunities Fund, the following sentence appears: “The Fund uses derivative instruments. Specifically, the Fund may engage in certain options or swaps transactions and enter into futures contracts for portfolio and cash management purposes.” Will the Fund also use derivatives to gain investment exposure?

Response: Yes; that is what is intended by “portfolio … purposes.”

Comment 54. In the International Equity Index Fund Principal Investment Strategies, the MSCI EAFE Index is referenced and in the Average Annual Total Returns table, the MSCI - EAFE NDTR D Index is referenced. Be consistent when referencing the index name.

Response: The Registrant will revise the Principal Investment Strategies by adding “NDTR D” in the reference to the Index name.

Comment 55. In the prospectuses, will the reference to the relevant annual and semi-annual reports in which a discussion regarding the basis for the Board of Directors approval of the management and sub-advisory agreements with Principal Management Corporation be updated?

Response: Yes.

Comments on the Statement of Additional Information

Comment 56. With respect to the fundamental restrictions regarding senior securities and borrowing money, explain what is permitted.

Response: The Registrant includes this information in the Description of the Funds’ Investments and Risks – Investment Strategies and Risks section that follows the Fundamental and Non-Fundamental Restrictions.

Comment 57. With respect to the fundamental restriction regarding concentration, the 1940 Act does not define concentration. Define what concentration means and state what the policy is.

Response: The Registrant will add a definition of concentration. The current disclosure identifies the Funds that may not concentrate and those that may.

Comment 58. Specifically state that the Opportunistic Municipal Fund has a fundamental policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in the type of securities, industry or geographic region (as described in the prospectus) as suggested by the name of the Fund.

Response: The Registrant will make the requested change.

Comment 59. In the section regarding Limitations on the Use of Futures and Options on Futures Contracts, mention the new rule from the Commodities and Futures Trading Commission. Add an explanation in the response letter that tells why the Registrant is excluded.

Response: The Registrant will make the requested change. CFTC Rule 4.5 provides that a mutual fund does not meet the definition of “commodity pool operator” if its use of futures contracts, options on futures contracts and swaps is sufficiently limited that the fund can fall within one of two exclusions set out in rule 4.5. The Funds intend to limit their use of futures contracts, options on futures contracts and swaps to the degree necessary to fall within one of the two exclusions.

Comment 60. Confirm that collateralized bond obligations and collateralized loan obligations are not principal investment strategies for any of these funds. If they are principal investment strategies for these funds, include disclosure in the prospectus.

Response: These are not principal investment strategies for the Funds.

Comment 61. The following language appears in the Statement of Additional Information: “A Fund segregates liquid assets in an amount equal to its daily marked-to-market (net) obligation (i.e., its daily net liability, if any) with respect to forward currency contracts. It should be noted that the use of forward foreign currency exchange contracts does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange between the currencies that can be achieved at some future point in time. Additionally, although such contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, they also tend to limit any potential gain that might result if the value of the currency increases.” Does this disclosure relate only to cash settled forwards? If they are not cash settled, then the Fund must segregate the net notional value. Disclose that the Fund segregates notional value for non-cash settled forwards.

Response: The Registrant will make the suggested revision.

Comment 62. The following language appears in the Statement of Additional Information: “Most swap agreements entered into by the Funds would calculate the obligations of the parties to the agreement on a “net basis.” Consequently, a Fund's current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). A Fund's current obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the segregation of assets determined to be liquid by the Manager or Sub-Advisor in accordance with procedures established by the Board of Directors, to avoid any potential leveraging of the Fund's portfolio. Obligations under swap agreements so covered will not be construed to be “senior securities” for purposes of the Fund's investment restriction concerning senior securities.” Does this disclosure relate only to cash settled swaps? If they are not cash settled, then the Fund must segregate the net notional value. Disclose that the Fund segregates notional value for non-cash settled swaps.

Response: The Registrant will revise the discussion in the SAI to address swaps that are settled in cash and those that are not.

Comment 63. Can Access Persons own shares of the Funds? The Codes of Ethics disclosure should address this.

Response: The Registrant will revise the discussion of Codes of Ethics to reflect more clearly the requirements of Form N-1A, Item 17(e).

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills

Assistant Counsel, Registrant

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